EXHIBIT III

JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the Class A ordinary shares of BingEx Limited, par value US$0.0001 per share, is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: February 12, 2025

SIG China Investments Master Fund IV, LLLP

By: SIG Asia Investment, LLLP,
      pursuant to a Limited Power of Attorney

By: Heights Capital Management, Inc.,
      Pursuant to a Limited Power of Attorney

By: /s/ Sarah Travis
Name: Sarah Travis
Title: Assistant General Counsel
       and Assistant Secretary

SIG Asia Investment, LLLP

By: Heights Capital Management, Inc.,
     Pursuant to a Limited Power of Attorney

By: /s/ Sarah Travis
Name: Sarah Travis
Title: Assistant General Counsel
       and Assistant Secretary

Heights Capital Management, Inc.

By: /s/ Sarah Travis
Name: Sarah Travis
Title: Assistant General Counsel
        and Assistant Secretary